SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                  ------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-
             1(A) AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(A)
                               (AMENDMENT NO. 1 )

                            INTERPHARM HOLDINGS, INC.
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
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                         (Title of Class of Securities)

                                    460588106
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                                 (CUSIP Number)

                               Darren Ofsink, Esq.
                             Guzov Ofsink Flink, LLC
                         600 Madison Avenue, 14th Floor
                            New York, New York 10022
                             Tel. No. (212) 371-8008
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 4, 2004
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             (Date of Event Which Requires Filing of This Statement)
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          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

           NOTE. Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1 (a) for other parties to whom copies are to be sent.

                       (Continued on the following pages)

--------------------------------------------------------------------------------
CUSIP NO.
                                                         13D
460588106
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
     1      NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                      Mona Rametra
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     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)       /  /
               (b)      /  /
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     3      SEC USE ONLY

--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS
                      OO
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     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEM 2(d) or 2(e)           /  /

--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

                              USA
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       NUMBER OF           7      SOLE VOTING POWER
  SHARES BENEFICIALLY                              2,508,015
       OWNED BY
         EACH
       REPORTING
        PERSON
         WITH
--------------------------------------------------------------------------------
                           8      SHARED VOTING POWER
                                                   0
--------------------------------------------------------------------------------
                           9      SOLE DISPOSITIVE POWER
                                                   2,508,015
--------------------------------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER
                                                   0
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              2,508,015
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                 /  /

--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                              10.1%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON
                              IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO.
                                                         13D
460588106
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
     1      NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                      Munish Rametra
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)       /  /
               (b)      /  /
--------------------------------------------------------------------------------
     3      SEC USE ONLY

--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS
                      OO
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEM 2(d) or 2(e)           /  /

--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

                              USA
--------------------------------------------------------------------------------
       NUMBER OF           7      SOLE VOTING POWER
  SHARES BENEFICIALLY                              0
       OWNED BY
         EACH
       REPORTING
        PERSON
         WITH
--------------------------------------------------------------------------------
                           8      SHARED VOTING POWER
                                                   0
--------------------------------------------------------------------------------
                           9      SOLE DISPOSITIVE POWER
                                                   0
--------------------------------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER
                                                   0
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              2,508,015
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                 /  /

--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                              10.1%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON
                              IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

The Statement on Schedule 13D filed by Mona Rametra on June 9, 2003 is amended to read in its entirety as follows. Munish Rametra is jointly filing this Amendment No. 1 to the Statement on Schedule 13D filed by Mona Rametra solely to report beneficial ownership of the same securities owned by Mona Rametra by virtue of being the husband of Mona Rametra.

ITEM 1.  SECURITY AND ISSUER.

           The class of equity securities to which this statement relates is the $.01 par value per share common stock (the "Common Stock") of Interpharm Holdings, Inc. (the "Issuer"). The Issuer is a Delaware corporation and its principal executive offices are located at 75 Adams Avenue, Hauppauge, New York, 11788.

         This Schedule 13D (the "Statement") relates to the Common Stock, par value $.01 per share issued in connection with the Agreement by and among the Issuer, Interpharm, Inc. (a New York corporation and current subsidiary of the Issuer), and Raj Sutaria, Mona Rametra, Ravi Sutaria, and Perry Sutaria (the "Individuals"), pursuant to which the Issuer purchased all of the capital stock of Interpharm, Inc. (the "Transaction").

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) This Statement is being jointly filed by Mona Rametra ("Mona") and Munish Rametra ("Munish" and collectively with Mona, the "Reporting Persons").

         (b) & (c) Mona is the daughter-in-law of the Chairman and Chief Executive Officer of the Issuer, Dr. Maganlal K. Sutaria, the niece of the President of the Issuer, Bhupatlal K. Sutaria and the wife of Munish. Munish is the General Counsel and Secretary of the Issuer.


         (d) & (e) During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States Federal or State securities laws or finding any violations with respect to such laws.

         (f) Each of the Reporting Persons is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Mona received 1,253,059 shares of the Common Stock reported in this Statement in connection with the Transaction.

         On June 4, 2004 Mona received an additional 1,254,956 shares of Common Stock upon the automatic conversion into Common Stock of an aggregate of 58,583 shares of Series K Convertible Preferred Stock of the Issuer (the "Series K Stock"), which shares had also been issued to Mona in the Transaction.

         One-seventh of the shares of Series K Stock held by Mona automatically converted into Common Stock on June 4, 2004. On that date, pursuant to the Corrected Certificate of Designations, Rights and Preferences of the Series K Stock of the Issuer (the "Certificate"), all conditions for conversion of the Series K Stock were met, making June 4, 2004 the "Trigger Date" as defined in the Certificate.

         After the Trigger Date, the Series K Stock converts ratably over a seven-year period. Under the terms of the accelerated vesting provisions of the Certificate and a separate agreement with the holders of the Series K Stock, in the event that (i)(a) any person or group other than the Series K Stock holders acquires 50% or more of the Issuer's Common Stock or (b) if following a tender offer or proxy contest, the persons who were previously the Issuer's directors do not constitute a majority of the Issuer's Board of Directors and (ii) the holders of Series K Stock own less than 51% of the Issuer's Common Stock, additional shares of Series K Stock may convert at the request of the holders of Series K Stock such that they own, in the aggregate, at least 51% of the Issuer's Common Stock.

         Munish does not directly own any shares of capital stock of the Issuer. Munish is filing this Statement solely to report beneficial ownership of the same securities of the Issuer owned by Mona because Munish is the husband of Mona.

         Neither of the Reporting Persons acquired beneficial ownership of any of the Common Stock with borrowed funds.

ITEM 4.  PURPOSE OF TRANSACTION.

         The purpose of the Transaction was for the Issuer to acquire Interpharm, Inc. The Issuer acquired the Individuals' common stock of Interpharm, Inc. in exchange for a percentage of the Issuer's Common Stock and the Issuer's Series K Stock. Mona acquired the Common Stock for investment purposes only. Mona will continue to evaluate her ownership and voting position in the Issuer and may consider the following courses of action: (i) continuing to hold the Common Stock for investment; (ii) disposing of all or a portion of the Common Stock in open market sales or in privately-negotiated transactions;
(iii) acquiring additional shares of the Issuer's Common Stock or other securities in the open market or in privately-negotiated transactions; or (iv) hedging transactions (other than short sales) with respect to the Common Stock. Mona has not as yet determined which courses of action specified in this paragraph she may ultimately take. Mona's future actions with regard to this investment are dependent on her evaluation of a variety of circumstances affecting the Issuer in the future, including the market price of the Issuer's Common Stock, the Issuer's prospects and the Reporting Person's portfolio.

         The relative rights, preferences and limitations of the Series K Stock, $.01 par value, is governed by the Corrected Certificate of Designations, Preferences and Rights of the Series K Stock. Each share of Series K Stock is entitled to one vote, voting as a class with the holders of the Common Stock. It is entitled to receive dividends to the same extent and in the same amounts as the Common Stock. So long as any shares of the Series K Stock remain outstanding, the Issuer may not create any new series or class of common stock having preferences prior to, or in parity with or superior to the Series K Stock as to voting or liquidation preferences.

         Pursuant to an employment agreement dated May 30, 2003 entered into in connection with the Transaction, Munish was granted a conditional option to purchase 450,000 shares of Common Stock. 25% of the options are to vest at the later of January 1, 2005 or the Trigger Date for the Series K Stock and an additional 25% will vest on each following December 31 beginning in the same year as the first 25% vests. The option grant is subject to ratification by the Issuer's shareholders at the next annual meeting of the Issuer's shareholders to be held. Unless and until the grant of options is ratified by the Issuer's shareholders, none of the options granted may be exercised.


         Except as set forth above, the Reporting Person has no present intent or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of Directors or to fill any vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) any other material change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12 (g) (4) of the Exchange Act; or (j) any action similar to those enumerated above.

         The Reporting Persons reserve the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) See Rows 11 (Aggregate Amount Beneficially Owned By Each Reporting Person) and 13 (Percent of Class Represented By Amount In Row 11) of the Cover Pages.

(b) See Rows 7 (Sole Voting Power) and 9 (Sole Dispositive Power) of the Cover Pages. Mona has the sole power to vote to dispose or to direct the disposition of the Common Stock reported by her in Item 5(a).

(c) Except for the issuance to Mona on June 4, 2004 of an aggregate of 1,254,956 shares of Common Stock upon conversion of an aggregate of 58,583 shares of Series K Stock, neither of the Reporting Persons has effected any transaction in the Common Stock within the past sixty days.

(d) To the best knowledge of the Reporting Persons, no person other than Mona has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the Common Stock reported in Item 5(a).

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           In the Transaction Mona also exchanged her shares of Interpharm, Inc.'s common stock for a percentage of the Series K Stock, as described more fully in Item 4 herein. Also, Munish received an option to purchase shares of Common Stock pursuant to an employment agreement as set forth in Item 4 herein. Neither of the Reporting Persons has any other contracts, arrangements, understandings, or relationships (legal or otherwise) with any person with respect to the Common Stock or the Series K Stock, including transfer or voting thereof, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

1. Joint Filing Agreement between Mona and Munish, dated June 30, 2004

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:    June 30, 2004

                                                    /S/ MONA RAMETRA
                                                    ----------------
                                                    Mona Rametra


                                                   /S/ MUNISH RAMETRA
                                                   ------------------
                                                   Munish Rametra

Exhibit 1

                             JOINT FILING AGREEMENT

          In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the common stock of Interpharm Holdings, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof the undersigned, being duly authorized, hereby execute this Agreement this 30th day of June, 2004.














                                                 /S/ MONA RAMETRA
                                                 ----------------
                                                 Mona Rametra


                                                /S/ MUNISH RAMETRA
                                                ------------------
                                                Munish Rametra